Exhibit (d)(12)(iii)

October 1, 2011

ING Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

In accordance with the expense limitation agreement between ING Investments, LLC (“ING Investments”) and ING Equity Trust, dated January 26, 2009 (the “Expense Limitation Agreement”) with regard to ING Growth Opportunities Fund (the “Fund”), ING Investments has waived all or a portion of its investment management fee and/or reimbursed expenses. By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, ING Investments, the Adviser to the Fund, agrees that ING Investments shall, from October 1, 2011 through and including October 1, 2012, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Funds shall be as follows:

Name of Fund	Maximum Operating Expense Ratios (as a percentage of average net assets)
	Class A	Class B	Class C	Class I	Class W
ING Growth Opportunities Fund	1.35%	2.00%	2.00%	1.00%	1.00%

We are willing to be bound by this letter agreement to lower our fee for the period from October 1, 2011 through and including October 1, 2012. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by ING Investments within three years. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Your signature below acknowledges acceptance of this Agreement:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Equity Trust

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investments, LLC
Suite 100	Fax: 480-477-2700
Scottsdale, AZ 85258-2034	www.ingfunds.com